UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 12, 2007

LANDMARK LAND COMPANY, INC.
(Exact name of registrant as specified in its charter)

Delaware	0001-08755	77-0024129
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2817 Crain Highway, Upper Marlboro, Maryland 20774
(Address of principal executive offices)

(301) 574-3330
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 - Departure of Directors or Principal Officers

Landmark Land Company, Inc. ("Landmark") announced that Claudia Holliman has resigned from Landmark's Board of Directors effective as of December 12, 2007 due to Mrs. Holliman's on-going business commitments.

Item 9.01 - Financial Statements and Exhibits

     (c)   Exhibits

            99 - Press Release issued by Landmark Land Company on December 13, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

LANDMARK LAND COMPANY, INC.

Dated: December 13, 2007   By: /s/ GERALD G. BARTON
                                                          Gerald G. Barton
                                                          Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
99	Press release issued by Landmark Land Company, Inc. on December 13, 2007

Exhibit 99

FOR IMMEDIATE RELEASE

Landmark Land Company, Inc.
Claudia Holliman Resigns as Director

Upper Marlboro, MD, December 13, 2007 – Landmark Land Company, Inc. (OT: LLND) ("Landmark") announced today that Claudia Holliman has resigned from Landmark's Board of Directors effective as of December 12, 2007 due to Mrs. Holliman's on-going business commitments.

Forward-Looking Statement Safe Harbor

The statements made in this press release that are not historical facts contain "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995, and Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended, which can be identified by the use of forward-looking terminology such as "may," "will," "anticipates," "expects," "projects," "estimates," "believes," "seeks," "could," "should," or "continue," the negative thereof, other variations or comparable terminology. Important factors, including certain risks and uncertainties, with respect to such forward-looking statements that could cause actual results to differ materially from those reflected in such forward-looking statements include, but are not limited to, the effect of economic and business conditions, the ability to obtain additional capital or a viable merger candidate in order to develop the existing real estate and other risks detailed from time to time in our SEC reports. We assume no obligation to update the information in this press release.

CONTACT: Gerald G. Barton
                            Chairman
                            Chief Executive Officer
                            Landmark Land Company, Inc.
                            2817 Crain Highway
                            Upper Marlboro, Maryland 20774
                            (301) 574-3330